UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

Atlantic Acquisition Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

048206106
(CUSIP Number)

06/05/2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
_X_	 Rule 13d-1(b)

__	 Rule 13d-1(c)

__	 Rule 13d-1(d)


CUSIP No.:  048206106

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bulldog Investors LLC,

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
52,116
6. Shared Voting Power
238,953
7. Sole Dispositive Power
52,116
8. Shared Dispositive Power
238,953

9. Aggregate Amount Beneficially Owned by Each Reporting Person
291,069 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
4.96%

12. Type of Reporting Person (See Instructions)
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Phillip Goldstein


2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a) X
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
55. Sole Voting Power
52,116
6. Shared Voting Power
238,953
7. Sole Dispositive Power
52,116
8. Shared Dispositive Power
238,953

9. Aggregate Amount Beneficially Owned by Each Reporting Person
291,069 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
4.96%

12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Andrew Dakos

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
52,116
6. Shared Voting Power
238,953
7. Sole Dispositive Power
52,116
8. Shared Dispositive Power
238,953

9. Aggregate Amount Beneficially Owned by Each Reporting Person
291,069 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
4.96%

12. Type of Reporting Person (See Instructions)
IN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Steven Samuels

2. Check the Appropriate Box if a Member of a Group (See
Instructions)
(a) X
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each reporting Person
With:
5. Sole Voting Power
52,116
6. Shared Voting Power
238,953
7. Sole Dispositive Power
52,116
8. Shared Dispositive Power
238,953

9. Aggregate Amount Beneficially Owned by Each Reporting Person
291,069 - (footnote 1)


10. Check if the Aggregate Amount in Row ( 9 ) Excludes Certain
Shares (See Instructions)
N/A

11. Percent of Class Represented by Amount in Row ( 9 )
4.96%

12. Type of Reporting Person (See Instructions)
IN

Item 1.
(a) The Name of the Issuer is:
Atlantic Acquistion Corp.

(b) The Address of the Issuer's Principal Executive Office is:
1250 Broadway, 36th FL
New York, NY 10001

Item 2.
(a) The names of the Persons Filing are:
Bulldog Investors LLC, Phillip Goldstein, Andrew Dakos and
Steven Samuels

(b) The address of principal place of business and principal office is:
Park 80 West, 250 Pehle Ave. Suite 708
Saddle Brook, NJ 07663

(c) Citizenship or Place of Organization: Delaware


(d) Title of Class of Securities: Common Stock

(e) CUSIP Number:  048206106

Item 3.
This statement is filed pursuant to 240.13d-1(b). The person filing is:
(e) An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).



Item 4.
(a) Amount beneficially owned: 291,069
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 52,116
(ii) Shared power to vote or to direct the vote: 238,953
(iii) Sole power to dispose or to direct the disposition of: 52,116
(iv) Shared power to dispose or to direct the disposition of: 238,953

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: _X__.

Item 6. Ownership of More than Five Percent on Behalf of Another
Person.
Clients of Bulldog Investors, LLC are entitled to receive dividends and sales proceeds.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security being Reported on by the Parent
Holding Company.
Not applicable.

Item 8. Identification and Classification of Members of the
Group.
As per the 10-Q filing on 05/15/18, there were 5,872,497 shares of common stock outstanding as of 5/14/18. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment adviser. As of July 23, 2018, Bulldog Investors, LLC is deemed to be the beneficial owner of 291,069 shares of ATAC by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 291,069 shares of ATAC include 52,116 shares (representing 0.89% of ATAC's outstanding shares) that are beneficially owned by Messrs. Goldstein and Samuels and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund LP, Full Value Partners LP, and MCM Opportunity Partners LP (collectively, Bulldog Investors Funds). Bulldog Investors Funds and Messrs. Goldstein and Samuels may be deemed to constitute a group. All other shares included in the aforementioned 291,069 shares of ATAC owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 238,853 shares (representing 4.07% of ATAC's outstanding shares).


Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



By:  	/s/
Name:  	Phillip Goldstein
Title:  Principal, Bulldog Investors LLC
Date:  	July 24, 2018
By:  	/s/
Name:  	Andrew Dakos
Title: 	Principal, Bulldog Investors LLC
Date:   July 24, 2018

By:  	/s/
Name:  	Steven Samuels
Title: 	Principal, Bulldog Investors LLC
Date:   July 24, 2018

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member
Date:   July 24, 2018

Footnote 1: The reporting persons disclaim beneficial ownership
	    except to the extent of any pecuniary interest therein.